February 4, 2009

Via EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-5546
Attn: Eric Envall, Esquire

Re:	Pennsylvania Commerce Bancorp, Inc.
Registration Statement on Form S-4, as amended
File No. 333-156238

Dear Mr. Envall:

          Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Pennsylvania Commerce Bancorp, Inc., a Pennsylvania corporation (“Pennsylvania Commerce”) hereby requests that the effectiveness under the Securities Act of 1933, as amended, of the above-captioned Registration Statement be accelerated to 11:00 a.m., Eastern time, on February 5, or as soon thereafter as practicable.

          In connection with the foregoing request for acceleration of effectiveness, Pennsylvania Commerce hereby acknowledges the following:

•
should the U.S. Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve Pennsylvania Commerce from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
Pennsylvania Commerce may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Mary Alice Busby, Esq. of Mette, Evans & Woodside at (610) 374-1135 with any questions you may have concerning this request.  In addition, please contact Ms. Busby when this request for acceleration has been granted.

Very truly yours,
PENNSYLVANIA COMMERCE BANCORP, INC.

Mark A. Zody
Executive Vice President and Chief Financial Officer

Pennsylvania Commerce Bancorp, Inc.
P O Box 4999
3801 Paxton Street
Harrisburg, PA 17111-0999